PROSPECTUS SUPPLEMENT TO                    Pursuant to Rule 424(b)(2)
PROSPECTUS DATED JANUARY 30, 2002           Registration Statement No. 333-72964


                                1,345,000 Shares

                               APHTON CORPORATION

                                  Common Stock


We are offering 1,345,000 shares pursuant to this prospectus supplement.

Our common stock is listed on Nasdaq under the symbol "APHT." On February 1, 2002, the last reported sales price of our common stock on Nasdaq was $12.99 per share.

Investing in our common stock involves risks. Before investing in our common stock, you should read this prospectus supplement and the attached prospectus carefully, including the discussion of risks in "Risk Factors" beginning on page 4 of the attached prospectus.

                           -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                 Per Share            Total
Public offering price......................        $12.70          $17,081,500
Underwriting discounts and commissions.....        $0.762           $1,024,890
Proceeds to us, before expenses............       $11.938          $16,056,610

                     --------------------------------------


The underwriters are offering the shares of our common stock as described in "Underwriting." Delivery of the shares will be made on or about February 7, 2002.

           The date of this Prospectus Supplement is February 4, 2002

UBS WARBURG                                        MORGAN KEEGAN & COMPANY, INC.

                               Prospectus Summary

The following summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the attached prospectus, including "Risk Factors" beginning on page 4 of the attached prospectus, the financial statements, and other information incorporated by reference in this prospectus before making an investment decision.

          Aphton Corporation is a biopharmaceutical company in one Phase III and three Phase II clinical trials. We are developing products using our innovative vaccine-like technology for neutralizing, and removing from circulation, hormones that participate in gastrointestinal system and reproductive system cancer and non-cancer diseases. We also are developing products to neutralize hormones to prevent pregnancy. We have strategic alliances with Aventis Pasteur (NYSE: AVE), GlaxoSmithKline (NYSE: GSK), Schering Plough Animal Health (NYSE:
SGP) and the World Health Organization (WHO).

          We have financed our operations since inception through the sale of our equity securities and, to a lesser extent, using operating revenues from R&D limited partnerships to conduct research and development. These funds provided us with the resources to acquire staff, construct our research and development facilities, acquire capital equipment and finance technology and product development, manufacturing and clinical trials.

          Currently, we are conducting a Phase III clinical trial with our anti-gastrin vaccine, which contains antibodies to neutralize gastrin 17 (a hormone that is released after eating and is linked in certain cases to the growth of cancer), for patients with advanced pancreatic cancer in the U.S. and in Europe. We are also conducting two Phase II trials with our anti-gastrin vaccine, one for patients with colorectal cancer who are no longer responding to chemotherapy and another for patients diagnosed with advanced stomach cancer. A third Phase II trial is underway in the U.S. and Europe using our GnRH pharmaccine, which is a therapeutic vaccine for the treatment of chronic diseases and cancer, for prostate cancer patients who are no longer responding to hormone therapy.

          We anticipate that our existing capital resources, which are composed primarily of cash and short-term cash investments, including the proceeds of our private placements and interest thereon, would enable us to maintain our currently planned operations into the first quarter of the year 2002. Our working capital and capital requirements will depend on numerous factors, including the following:

          o the progress of our research and development program, preclinical testing and clinical trials;
          o  the timing and cost of obtaining regulatory approvals;
          o the levels of resources that we devote to product development, manufacturing and marketing capabilities;
          o  technological advances;
          o  competition; and
          o collaborative arrangements or strategic alliances with other drug companies, including the further development, manufacturing and marketing of certain of our products and our ability to obtain funds from such strategic alliances or from other sources.

                                  Underwriting

          We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

                   Underwriters                          Number
                   ------------                        of Shares
                                                       ----------
          UBS Warburg LLC.........................       672,500
          Morgan Keegan & Company, Inc............       672,500
                                                         -------
                   Total                               1,345,000


          We will pay the underwriters a discount of $0.762 per share, or a total of $1,024,890.

          The shares sold by the underwriters to the public initially will be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.45 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

          The underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

          We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

          The distribution agreement between UBS Warburg LLC and us, which we described under "Plan of Distribution" in our attached prospectus, was not executed by either party.

                                 Legal Matters

          Legal matters with respect to the legality of the issuance of the shares of common stock offered hereby will be passed upon for us by White & Case LLP, New York, New York. Stroock & Stroock & Lavan LLP will pass upon certain matters for the underwriters in connection with this offering.

                               TABLE OF CONTENTS


PROSPECTUS SUPPLEMENT........................................................S-1

PROSPECTUS

         PROSPECTUS SUMMARY....................................................1

         THE COMPANY...........................................................2

         THE OFFERING..........................................................4

         RISK FACTORS..........................................................4

         NOTICE TO INVESTORS..................................................11

         FORWARD-LOOKING STATEMENTS...........................................12

         USE OF PROCEEDS......................................................13

         PLAN OF DISTRIBUTION.................................................13

         LEGAL MATTERS........................................................16

         EXPERTS..............................................................16

         WHERE YOU CAN FIND MORE INFORMATION..................................16

         INCORPORATION OF DOCUMENTS BY REFERENCE..............................16

                                   PROSPECTUS

                                1,500,000 Shares

                               APHTON CORPORATION

                                  Common Stock

This prospectus allows us to issue and sell, from time to time in one or more offerings, up to 1,500,000 shares of our common stock. On January __, 2002, we entered into a distribution agreement with UBS Warburg LLC ("UBS"), pursuant to which we may sell them shares of our common stock from time to time as described in the section entitled "Plan of Distribution."

          o We will provide a prospectus supplement each time we issue shares of our common stock.

          o The prospectus supplement will inform you about the specific terms of the offering and also may add, update or change information contained in this document.

          o You should read this document and any prospectus supplement carefully before you invest.

          Our common stock is traded on the Nasdaq National Market under the symbol "APHT." On January 28, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $12.75 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 3 of this prospectus for a discussion of certain factors you should consider before you buy shares of our common stock.

                             ---------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                The date of this prospectus is January 30, 2002

This prospectus does not contain all of the information included in the registration statement and the exhibits to the registration statement. Statements included in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and you should refer to that agreement or document for a complete description. You should read both this prospectus and any prospectus supplement, together with the additional information described in this prospectus under the heading "Where You Can Find More Information."


                                  THE COMPANY


          Aphton Corporation is a biopharmaceutical company in one Phase III and three Phase II clinical trials. We are developing products using our innovative vaccine-like technology for neutralizing, and removing from circulation, hormones that participate in gastrointestinal system and reproductive system cancer and non-cancer diseases. We also are developing products to neutralize hormones to prevent pregnancy. We have strategic alliances with Aventis Pasteur (NYSE: AVE), GlaxoSmithKline (NYSE: GSK), Schering Plough Animal Health (NYSE:
SGP) and the World Health Organization (WHO).

          We have financed our operations since inception through the sale of our equity securities and, to a lesser extent, using operating revenues from R&D limited partnerships to conduct research and development. These funds provided us with the resources to acquire staff, construct our research and development facilities, acquire capital equipment and finance technology and product development, manufacturing and clinical trials.

          Currently, we are conducting a Phase III clinical trial with our anti-gastrin vaccine, which contains antibodies to neutralize gastrin 17 (a hormone that is released after eating and is linked in certain cases to the growth of cancer), for patients with advanced pancreatic cancer in the U.S. and in Europe. We are also conducting two Phase II trials with our anti-gastrin vaccine, one for patients with colorectal cancer who are no longer responding to chemotherapy and another for patients diagnosed with advanced stomach cancer. A third Phase II trial is underway in the U.S. and Europe using our GnRH pharmaccine, which is a therapeutic vaccine for the treatment of chronic diseases and cancer, for prostate cancer patients who are no longer responding to hormone therapy.

          We anticipate that our existing capital resources, which are composed primarily of cash and short-term cash investments, including the proceeds of our private placements and interest thereon, would enable us to maintain our currently planned operations into the first quarter of the year 2002. Our working capital and capital requirements will depend on numerous factors, including the following:

          o the progress of our research and development program, preclinical testing and clinical trials;

          o    the timing and cost of obtaining regulatory approvals;

          o the levels of resources that we devote to product development, manufacturing and marketing capabilities;

          o    technological advances;

          o    competition; and

          o collaborative arrangements or strategic alliances with other drug companies, including the further development, manufacturing and marketing of certain of our products and our ability to obtain funds from such strategic alliances or from other sources.

                                  THE OFFERING

          Common stock offered by this prospectus.........1,500,000 shares

          Common stock outstanding after the offering.....18,886,996 shares(1)

          Use of proceeds.................................For general corporate purposes, including
                                                          our ongoing clinical
                                                          trials and operations.

          Nasdaq National Market symbol...................APHT

-----------------------

(1) Assumes the sale of all of the shares offered hereby. Based on shares outstanding as of January 28, 2002. Does not include:

       - 2,700,000 shares of common stock issuable upon exercise of outstanding warrants as of January 28, 2002, or

       - shares which may be issued pursuant to the anti-dilution rights of the holders of 1,187,503 shares of our common stock issued in connection with a private placement on August 24, 2001.


                                  RISK FACTORS

If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. Additional risks and uncertainties not presently known to us or that we currently do not consider material also may impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our potential products are in the early stages of product development. All of our potential products are in research and development, and we have generated no revenues from product sales. Our most advanced potential product, an immunogen to treat pancreatic cancer, is in a Phase III trial in the United States and Europe. Our other current potential products to treat stomach cancer, colorectal cancer, gastroesophageal reflux disease (or GERD), chronic peptic ulcers, breast cancer, endometriosis and prostate cancer are at the same or even earlier phases of development. All of our potential products will require significant additional research and development and expensive, extensive, time consuming clinical testing prior to commercial use. Accordingly, we do not expect to derive revenues from these products for a number of years, if at all. These potential products may not be developed successfully into immunogens that can be administered to humans or may not prove to be safe and effective in clinical trials or cost-effective to manufacture and administer. We may encounter problems in clinical trials that will cause us to delay or suspend a clinical trial. Also, our products that are currently under development may not be completed successfully or within an acceptable time period, if at all. The testing may not show the products to be safe or effective. Further, our products may not receive regulatory approval. Finally, if any of our products do receive required regulatory approval, we may not be capable of producing those products in commercial quantities at reasonable costs or those products may not be accepted by the marketplace.

We expect to continue incurring substantial operating losses in the next several years. We have experienced significant operating losses since our inception in 1981 and expect to continue incurring substantial operating losses for at least the next several years. We expect losses to increase as a result of the expenses associated with clinical testing and research and development. As of September 30, 2001, we had an accumulated deficit of approximately $87.4 million. Our ability to achieve profitability depends upon our ability, alone or through relationships with third parties, to develop successfully our technology and products, to obtain required regulatory approvals and to manufacture, market and sell such products.

We have never paid any dividends and do not expect to pay cash dividends before significant product revenues, if any, are realized, if then.

We have substantial capital requirements and we may not be able to obtain additional financing. Developing our technology and products will require a commitment of substantial funds to conduct the costly and time-consuming research and clinical trials necessary for such development. Our future capital requirements will depend on many other factors, including:

          o continued scientific progress in the research and development (clinical trials) of our products,

          o our ability to collaborate with others for the manufacture, marketing and sale of our products,

          o  the cost of regulatory approvals,

          o the cost of establishing, maintaining and enforcing intellectual property rights, competing technological and market developments, and

          o  changes in our existing research relationships.

          Our net rate of expenditure during the eight months ended September 30, 2001 averaged approximately $2.3 million per month. We anticipate, however, that our rate of expenditure will increase as we proceed through the Phase III clinical trials for our anti-gastrin immunogen products. Our rate of expenditure may increase further if we pursue preclinical studies or clinical trials for our other products at a faster rate than we currently anticipate. We believe that our current capital resources, which are composed primarily of cash and cash equivalents, should be sufficient, barring unforeseen circumstances, to fund our operating expenses and capital requirements as currently planned into the first quarter of the year 2002.

We may seek additional financing through collaborative arrangements or through public or private equity or debt financings. Additional financing may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity securities, dilution to the interests of stockholders may result. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, potential products or products that we would otherwise seek to develop or commercialize ourselves.

Our different approach to disease treatment may not prove successful. We believe that our products under development are based on an approach to disease therapy and prevention which previously has not been used successfully by any pharmaceutical or biotechnology company. Our approach may ultimately prove to be unsuccessful since:

          o  we may not successfully complete our product development efforts,

          o  our products may not be proven to be safe and effective,

          o we may not receive approval from the U.S. Food and Drug Administration, or FDA, or any other applicable regulatory agency, or

          o medical centers, hospitals, physicians or patients may not accept our products as readily as current drug therapies or other forms of treatment.

Undesirable and unintended side effects or unfavorable publicity concerning any of our products or other products incorporating a similar approach could limit or curtail commercial use of our products and could have an adverse effect on our ability to obtain regulatory approvals and to achieve physician and patient acceptance.

The development of our products is subject to extensive regulation. The research, preclinical development, clinical trials, manufacturing and marketing of our products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Clinical trials and manufacturing and marketing of products undergo rigorous testing and approval processes by the FDA and equivalent foreign regulatory authorities, including the Medicines Control Agency, or MCA, in the United Kingdom. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. The time required for FDA approval is uncertain, and typically takes a number of years, depending on the type, complexity and novelty of the product. Since certain of our products involve the application of new technologies and are based on a new therapeutic approach, regulatory approvals may be obtained more slowly than for products produced using more conventional technologies. Additionally, we may encounter delays or disapprovals based upon additional government regulation resulting from future legislation or administrative action or changes in FDA or equivalent foreign regulatory policy made during the period of product development and regulatory review.

We may apply for MCA approval to commercialize our potential immunogen to treat one or more of the gastrointestinal system cancers and ulcerations previously described prior to applying for similar FDA approval. Even if we obtain MCA approval, FDA approval would still be required prior to marketing such a product in the United States. Although we have filed an Investigational New Drug application, or IND, (a type of submission used to ultimately obtain FDA approval to market a new drug) with the FDA and the FDA has permitted us to proceed with clinical trials in the United States for pancreatic cancer and for gastric cancer, the clinical trials will seek safety data as well as efficacy data and will require substantial time and significant funding. Furthermore, we, the MCA or the FDA may suspend clinical trials at any time if it is determined that the participants in such trials are being exposed to unacceptable health risks. Approval for any products we develop may not be granted by applicable regulatory agencies on a timely basis, if at all, or if granted the approval may not cover all the clinical indications for which we are seeking approval or may contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use. Any delay in obtaining, or failure to obtain, necessary approvals would adversely affect our ability to generate product revenue. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, the marketing and manufacturing of drugs and biological products are subject to continuing FDA review, and later discovery of previously unknown problems with a product, its manufacture or its marketing may result in the FDA requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the product from the market.

The industry in which we operate is characterized by rapid technological change and intense competition. The treatment of diseases such as those to which our products are directed is subject to rapid, unpredictable and significant change. Our products under development seek to address certain cancers and diseases currently addressed, to some extent, by existing or evolving products and technologies of other biotechnology and pharmaceutical companies. Competition from other biotechnology companies, large pharmaceutical companies and universities and other research institutions is intense and is expected to increase. Many of these companies and institutions have substantially greater resources, research and development staffs and facilities than we do and have substantially greater experience in obtaining regulatory approval, and in manufacturing and marketing pharmaceutical products. In addition, other technologies may in the future be the basis of competitive products. Our competitors may succeed in developing technologies and products that are more effective than those we are developing or that would render our technology and products obsolete or noncompetitive.

Our ability to enforce our patents and proprietary rights is uncertain. Our success will depend in large part on our ability to obtain patents, both in the United States and in other countries, maintain our unpatented trade secrets and operate without infringing on the proprietary rights of others. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth and enforceability of claims allowed in patents we have obtained cannot be predicted.

As of January 28, 2002 we held 24 issued patents and have pending patent applications and patent applications in preparation. Our pending applications or patent applications in preparation or may not be issued as patents in the future. Additionally, our existing patents, patents pending and patents that we may subsequently obtain will not necessarily preclude competitors from developing products that compete with products we have developed and thus would substantially lessen the value of our proprietary rights. We intend to file additional patent applications, when appropriate, relating to our technologies, improvements to our technologies and specific products we may develop. If any of our patents are challenged, invalidated, circumvented or held to be unenforceable, we could lose the protection of rights we believe to be valuable, and our business could be materially and adversely affected.

Our commercial success also will depend, in part, on our not infringing patents issued to others. We may be required to obtain licenses to patents, patent applications or other proprietary rights of others. If we do not obtain such licenses, we could encounter delays in product introductions while we attempt to design around such patents, or the development, manufacture or sale of products requiring such licenses could be precluded. Our products may ultimately be found to infringe on the patents or proprietary rights of others. We could incur substantial costs, including diversion of management time, in defending ourselves in litigation brought against us on such patents or in litigation in which we assert our patents against another party, or in litigation brought by another party asserting its patents against us. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial financial costs to us and diversion of management attention, even if the eventual outcome is favorable to us. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and certain contractors. These agreements may not ultimately provide us with adequate protection.

We depend on key personnel. We depend upon the services of our senior management, none of whom is subject to an employment agreement with us. We have not insured against the loss, due to death or disability, of any key personnel. The loss of the services of any key personnel could have a material adverse effect on us. Because of the specialized nature of our business, our success also depends upon our ability to attract and retain highly qualified scientists and other technical personnel. We face intense competition for such persons and we may not be able to attract or retain such individuals.

We may be exposed to product liability claims and uninsured risk. The use of any of our products, whether for commercial applications or during pre-clinical or clinical trials, exposes us to an inherent risk of product liability claims if such products cause injury or result in adverse effects. Such liability might result from claims made directly by health care institutions, contract laboratories or others selling or using such products. We currently maintain product liability coverage against risks associated with testing our potential products in clinical trials. Insurance coverage for product liability, however, is becoming increasingly expensive and difficult to obtain. Insurance coverage may not be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect us against such liability. The obligation to pay any product liability claim in excess of whatever insurance we are able to acquire could have a material adverse effect on our business, financial condition and future prospects.

Our business involves the use of hazardous materials that could expose us to environmental liability. Our research and development activities involve the controlled use of hazardous materials, chemicals, cultures and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We may be required to incur significant costs to comply with environmental laws and regulations in the future. Current or future environmental laws or regulations could materially adversely affect our business, financial condition and results of operations.

We depend on others for manufacturing and marketing. We have no manufacturing facilities for commercial production of our products under development and have no experience in marketing, sales or distribution. We intend to continue establishing arrangements with and relying on third parties, including large pharmaceutical companies, to manufacture, market, sell and distribute any product we develop. Although we believe that parties to any future arrangements will have an economic incentive to perform successfully their contractual responsibilities, the amount and timing of resources to be dedicated to these activities will not be within our control. Such parties may not perform their obligations as expected, we may not derive any revenues from such arrangements and our reliance on others for manufacturing products may result in unforeseen problems with product supply. Should we encounter delays or difficulties in establishing relationships with manufacturers to produce, package and distribute any product we develop, market introduction and subsequent sales of such products would be adversely affected. Moreover, contract manufacturers that we may use must adhere to current good manufacturing practice regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, any FDA pre-market approval of our potential products would be adversely affected. Additionally, these manufacturers are subject to continual review and periodic inspections by the FDA and discovery of previously unknown problems with a manufacturer or facility may result in FDA restrictions which could adversely affect the manufacture and marketing of our products.

We depend on one of our strategic collaborators to supply some of our key materials. Diphtheria Toxoid (DT) and Tetanus Toxoid (TT) are key materials used in the development and manufacture of several of our therapeutic vaccines. We do not currently manufacture these materials and large quantities of DT and TT suitable for human use are not readily obtainable in the open market. We currently have a supply agreement with Aventis Pasteur, one of the two manufacturers of DT and TT in the world, for these materials. If the supply of DT and TT from Aventis Pasteur is disrupted for any reason, we may be unable to obtain sufficient quantities of these materials on a timely and cost-effective basis, if at all. This could result in increased costs, delayed development or ultimately unsuccessful clinical trials which could materially and adversely affect our ability to commercialize our products.

Future healthcare reforms may adversely affect our financial results. The levels of revenues and profitability of biotechnology and pharmaceutical companies, including Aphton, may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to control health care costs. It is uncertain what legislative proposals, if any, will be adopted or what actions federal, state or third-party payors may take in response to any health care reform proposals or legislation. Further, to the extent that such proposals or reforms have an adverse effect on our business, financial condition and profitability or that of other biotechnology or pharmaceutical companies that are prospective corporate partners for certain of our products, our ability to commercialize our products may be affected adversely.

Our success depends on third party reimbursement. Successful commercialization of our products will depend in part on the availability of adequate reimbursement from third-party health care payors, such as government and private health insurers and other organizations. Third-party payors are increasingly challenging the pricing of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Any product that we succeed in bringing to market may not be eligible for reimbursement at a level which is sufficient to enable us to achieve market acceptance of our products or to maintain appropriate pricing. Without such reimbursement, the market for our products may be limited. Significant reductions in insurance coverage also may have an adverse affect on our future operations.

The price of our common stock may be volatile. The market price of our common stock, like that of securities of other biotechnology companies, has fluctuated significantly in recent years and is likely to fluctuate in the future. Announcements regarding

          o  scientific discoveries,

          o  strategic partnerships or arrangements,

          o  technological innovations,

          o  litigation,

          o  commercial products,

          o  patents or proprietary rights,

          o  the progress of clinical trials,

          o  government regulation,

          o public concern as to the safety of drugs and reliability of our testing processes,

          o general market conditions may have a significant effect on the market price of our common stock, and

          o fluctuations in financial performance from period to period may have a significant impact on the market price of our common stock.

The exercise of outstanding warrants and other rights to obtain additional shares could dilute the value of the shares. As of January 28, 2002, we had outstanding warrants to purchase approximately 2,700,000 shares of common stock expiring at various dates through December 31, 2015, with exercise prices ranging from $0.25 to $24.00 per share, all of which contain anti-dilution provisions. The exercise of these warrants could result in dilution of the value of the shares and the voting power represented thereby. Because of existing antidilution rights, issuances under the distribution agreement with UBS Warburg LLC which are made at a price per share of less than $12.00 may result in the issuance of a significant number of additional shares. We have granted antidilution rights to the holders of 1,187,503 shares of our common stock whereby in the event that, at any time before September 21, 2002, we issue shares of common stock or rights, warrants, options or other securities or debt that are convertible into or exchangeable for shares of common stock at a price per share less than $12.00 per share, then we must issue to those holders an additional number of shares of common stock equal to the number obtained by subtracting (a) the quotient obtained by dividing $14,250,036 (the total price paid by those holders) by that lesser purchase price minus (b) 1,187,503 (the total number of shares purchased by those holders). For example, if we issue shares of common stock at a price of $10.00 per share during the period ended September 21, 2002, then we must issue an aggregate of 237,500 shares of common stock to those holders. The foregoing does not apply to the grant of options or warrants or the issuance of additional securities to any employees or consultants under any duly authorized stock option, restricted stock plan or stock purchase plan. We may issue additional capital stock, warrants and/or options to raise capital in the future which could result in additional dilution. Additionally, to attract and retain key personnel, we may issue additional securities, including stock options.

No prediction can be made as to the effect, if any, that future sales of shares of common stock, or the availability of shares for future sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of the common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and may make it more difficult for us to sell our equity securities in the future at a time and price which we deem appropriate. Public or private sales of substantial amounts of our common stock by persons or entities that have exercised options and/or warrants could adversely affect the prevailing market price of the common stock.

                              NOTICE TO INVESTORS

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it.

This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date.

To the extent that UBS is acting as principal pursuant to the terms of the distribution agreement or if we offer to sell our common stock through another broker-dealer acting as an underwriter, then UBS or such other underwriter may engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock, including over-allotment, stabilizing and short-covering transactions in such common stock, and the imposition of a penalty bid, and bidding for and purchasing shares of the common stock in the open market during and after an offering.

                           FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus may contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

These statements include, but are not limited to:

          o expectations as to the adequacy of our cash balances, cash flow from operations and the proceeds of securities issuances to support our operations for specified periods of time and as to the nature and level of cash expenditures;

          o expectations as to the receipt and timing of regulatory clearance and approvals;

          o expectations as to the development of our products, including our clinical research program; and

          o statements as to anticipated reimbursement from third-party healthcare payors for our products.

The forward-looking statements included or incorporated by reference in these documents are based on the beliefs of our management as well as assumptions made by us and information available to us on the date hereof. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

In addition, statements that use the terms "believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. We undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. In evaluating our business, you should consider carefully the factors set forth above under the heading "Risk Factors" in addition to the other information set forth in this prospectus and incorporated by reference in this prospectus.

                                USE OF PROCEEDS

We cannot guarantee that we will receive any proceeds in connection with this offering. We will receive the proceeds from any sale of shares to or through UBS Warburg LLC as described in the Plan of Distribution but we will receive no proceeds from any subsequent sale of these shares by UBS Warburg LLC.

We plan to use the net proceeds from the sale of our common stock for general corporate purposes, including to fund our ongoing clinical trials and operations. Currently, we are conducting a Phase III clinical trial with our anti-gastrin vaccine, which contains antibodies to neutralize gastrin 17 (a hormone that is released after eating and is linked in certain cases to the growth of cancer), for patients with advanced pancreatic cancer in the U.S. and in Europe. We are also conducting two Phase II trials with our anti-gastrin vaccine, one for patients with colorectal cancer who are no longer responding to chemotherapy and another for patients diagnosed with advanced stomach cancer. A third Phase II trial is underway in the U.S. and Europe using our GnRH pharmaccine, which is a therapeutic vaccine for the treatment of chronic diseases and cancer, for prostate cancer patients who are no longer responding to hormone therapy.

We have not identified precisely the amounts we plan to spend on each of these areas or the timing of such expenditures. Accordingly, our management will have significant flexibility in applying such proceeds.

We will require additional funds in the 12-month period following this offering to continue to fund our ongoing clinical trials and operations. Additional capital may be raised through additional public or private equity financing, as well as collaborative relationships, borrowings and other available sources.

                              PLAN OF DISTRIBUTION

We may offer our common stock directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods, which may include sales to or through UBS pursuant to a distribution agreement dated January __, 2002, between Aphton Corporation and UBS, as principal or agent, as the case may be . Pursuant to the terms of the distribution agreement, we have agreed to sell, and UBS has agreed to use its best efforts to solicit offers to purchase blocks on an agency basis and/or to purchase on a principal basis, up to a total of 1,500,000 shares of common stock from time to time during the period ending April 20, 2002. A "block," as more fully defined in Rule 10b-18 promulgated under the Exchange Act, is the lesser of (i) at least 2,000 shares totaling 150% or more of the average daily trading volume of our common stock over the prior four weeks; (ii) at least 5,000 shares purchased for at least $50,000; or (iii) any number of shares purchased for at least $200,000. Such blocks do not include amounts purchased by a broker or dealer for the purpose of sale or resale to us or any affiliate of ours, nor amounts sold short to us or any affiliate of ours, if we or our affiliate know or have reason to know that such a purchase or short sale was made.


          If we make sales pursuant to the distribution agreement, on any trading day during the term of the distribution agreement, we may elect, by giving UBS a purchase notice to that effect, to issue and sell to UBS, as agent or as principal, a number of shares of common stock that is not less than 5% and not more than 20% of the average trading volume of our common stock on the Nasdaq National Market for the previous thirty days.

          We also may give UBS an option to elect to purchase, as principal, up to twice the number of shares specified in our purchase notice, except that if the number to be purchased exceeds 50% of the total number of shares of our common stock traded on such trading day, such number shall be reduced to 50% unless UBS waives this condition.

          The purchase price of the shares we sell to UBS as principal will be the volume weighted average price for that trading day less an underwriting discount of 6% (or 5.25% if UBS exercises its option to increase the number of shares specified in our purchase notice).

          The purchase price of the blocks we sell to UBS as principal shall be mutually agreed on that trading day. The purchase price of the blocks solicited for sale by UBS as agent will be negotiated between UBS and us.

          Any additional terms of sales to or through UBS pursuant to the distribution agreement will be set out in more detail in a prospectus supplement to this prospectus.

          The common stock sold under the distribution agreement will be sold at prices related to the prevailing market price for such securities, and therefore exact figures regarding proceeds which will be raised or commissions to be paid are impossible to determine and will be described in a prospectus supplement to this prospectus.

          If underwriters, other than UBS, are used in an offering of our common stock, we will execute an underwriting agreement with such underwriters and will set out the name of each underwriter and the terms of the transaction, including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers in a post effective amendment to the registration statement. If an underwriting syndicate is used, the managing underwriter(s) will be set forth on the cover of a prospectus supplement. Common stock will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

          If dealers are used in an offering of our common stock, we will sell the common stock to the dealers as principals. The dealers then may resell such shares of common stock to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement.

          If agents are used in an offering of our common stock, the names of the agents and the terms of the agency will be set forth in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

          Dealers and agents named in a prospectus supplement are deemed to be underwriters (within the meaning of the Securities Act of 1933) of the Securities described therein. Underwriters, dealers and agents, may be entitled to indemnification by us against certain liabilities (including liabilities under the Securities Act of 1933) under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement.

          We also may solicit offers to purchase our common stock from, and sell common stock directly to, institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resales thereof. The terms of any offer will be set forth in a prospectus supplement.

          Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us in the ordinary course of business and receive customary fees for such services. UBS acted as our agent in connection with a private placement of our common stock in August 2001.

          If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase our common stock pursuant to contracts providing for payment and delivery on a future date. The obligations of any institutional investor will be subject to the condition that its purchase of our common stock will not be illegal, at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.

          To the extent that UBS is acting as principal pursuant to the terms of the distribution agreement or if we offer to sell our common stock through another broker-dealer acting as an underwriter, then UBS or such other underwriter may engage in certain transactions that stabilize, maintain or otherwise affect the price of our common stock. This may include over-allotments of the common stock. Over-allotments involve the sale by persons participating in the offering of more common stock than we have sold to them. In such circumstances, these persons would cover over-allotments by purchasing our common stock in the open market or by exercising their over-allotment options. In addition, such persons may stabilize or maintain the price of our common stock by bidding for or purchasing our common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if common stock they sell are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may discontinue at any time.

                                 LEGAL MATTERS


          Certain legal matters with respect to the shares of our common stock offered pursuant to this registration statement will be passed upon by White & Case LLP, New York, New York. Certain legal matters will be passed upon for any agents or underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

          The financial statements of Aphton Corporation as of and for the year ended January 31, 2001, appearing in Aphton Corporation 's Annual Report on Form 10-K/A for the year ended January 31, 2001, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

          The financial statements of Aphton Corporation as of January 31, 2000 and for each of the two years in the period ended January 31, 2000, incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended January 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, and therefore we file reports, proxy statements and other information with the SEC. You may read and copy these reports and other information at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains a home page on the Internet (http://www.sec.gov) that contains certain reports and other information filed by us.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

This prospectus incorporates by reference the documents listed below.

          o Annual Report on Form 10-K/A dated December 19, 2001, for the year ended January 31, 2001;
          o    Quarterly Report on Form 10-Q for the period ended June 30, 2001;
          o Quarterly Report on Form 10-Q/A for the period ended September 30, 2001;

          o Current Reports on Form 8-K filed with the SEC on March 16, 2001 and January 23, 2002; and
          o The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on January 30, 1998.

We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the entire time all of the Shares offered by this prospectus are sold. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

We undertake to provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, at no cost, by writing or telephoning us. Any requests should be directed to:

                               Aphton Corporation
                              444 Brickell Avenue
                                  Suite 51-507
                           Miami, Florida 33131-2492
                              Tel: (305) 374-7338

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                1,345,000 Shares

                               APHTON CORPORATION

                                  Common Stock



                         ------------------------------
                                   PROSPECTUS
                                   SUPPLEMENT
                         ------------------------------


               UBS WARBURG                         MORGAN KEEGAN & COMPANY, INC.



                            ------------------------
                                February 4, 2001
                            ------------------------



You should rely on the information contained in this prospectus supplement and attached prospectus or information incorporated by reference in this prospectus supplement or attached prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and attached prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and attached prospectus is accurate only as of the date of this prospectus supplement and attached prospectus, regardless of the time of delivery of this prospectus supplement and attached prospectus or of any sale of our shares of common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the shares of common stock or possession or distribution of this prospectus supplement and attached prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement and attached prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and attached prospectus applicable to that jurisdiction.